amb
17004963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
413

SEC FILE NUMBER
8-047285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pictet Overseas Inc.

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

Montréal	Québec	H3B 4W5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Zavitsanos / David Parsons — 514-350-6232 / 514-350-6263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250, René-Levesque Blvd West, Suite 2800	Montréal	Québec	H3B 4Y1
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Zavitsanos / David Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pictet Overseas Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President / Executive Vice President

Title

Déodat Lê, Lawyer, Québec Bar# 194117-8

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 5c3-3, paragreph (k)(2)(i).
- ☑ (p) Exemption Report under SEA Rule 17a-5(d)(4).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pictet Overseas Inc.

Financial Statements
December 31, 2016
(expressed in US dollars)

pwc

February 27, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

We have audited the accompanying statement of financial condition of Pictet Overseas Inc. (the "Company") as of December 31, 2016, and the related Statements of Changes in Shareholder's Equity, of income and comprehensive income and of Cash Flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company at December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Pictet Overseas Inc.

Statement of Financial Condition
As of December 31, 2016

(expressed in US dollars)

	2016 $	2015 $
Assets		
Current assets		
Cash and cash equivalents	3,308,005	2,518,230
Short-term deposits	14,800,000	15,500,000
Accounts receivable	75,675	97,743
Prepaid expenses	166,235	177,477
Due from clients	54,220	881,428
Due from correspondents	2,141,006	-
Income taxes receivable	-	5,124
Derivative financial assets (notes 4 and 12)	419,845	393,548
	20,964,986	19,573,550
Liabilities		
Current liabilities		
Accounts payable and accrued charges	285,842	205,168
Due to clients	2,193,396	545,621
Due to correspondents	-	334,388
Income taxes payable	9,595	23,598
	2,488,833	1,108,775
Shareholder's Equity		
Redeemable preferred shares (note 5)	5,000,000	5,000,000
Common shares (note 5)	5,000,000	5,000,000
Retained earnings	8,476,153	8,464,775
	18,476,153	18,464,775
	20,964,986	19,573,550

Approved by the Board of Directors

____________________ Director ____________________ Director

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2016

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2014	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	6,676,898	16,676,898
Net income for the year	-	-	-	-	-	-	1,787,877	1,787,877
Balance as at December 31, 2015	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	8,464,775	18,464,775
Net income for the year	-	-	-	-	-	-	1,361,378	1,361,378
Dividends paid to Class A shares	-	-	-	-	-	-	(1,350,000)	(1,350,000)
Balance as at December 31, 2016	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	8,476,153	18,476,153

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Income and Comprehensive Income

For the year ended December 31, 2016

(expressed in US dollars)

	2016 $	2015 $
Revenue		
Commissions (note 6)	7,025,510	6,517,202
Unrealized gain in fair value of derivative financial instruments	419,845	393,548
Interest	44,638	10,588
Other Income	22,058	37,287
	7,512,051	6,958,625
Expenses		
Personnel	1,727,485	1,143,056
Operating (note 7)	2,852,213	2,502,534
General and administrative (note 8)	1,092,259	857,400
Interest	856	647
	5,672,813	4,503,637
Net income before income taxes	1,839,238	2,454,988
Provision for income taxes (note 9)	477,860	667,111
Net income and comprehensive income for the year	1,361,378	1,787,877

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Cash Flows

For the year ended December 31, 2016

(expressed in US dollars)

	2016 $	2015 $
Cash flows from		
Operating activities		
Net income for the year	1,361,378	1,787,877
Adjustment for		
Changes in fair value of derivative financial instruments	(26,297)	(393,548)
Operating cash flows before working capital changes	1,335,081	1,394,329
Changes in non-cash operating working capital items		
Accounts receivable	22,068	105,710
Prepaid expenses	11,242	(69,039)
Due from clients	827,208	(881,428)
Due from correspondents	(2,141,006)	-
Income taxes receivable	5,124	57,992
Accounts payable and accrued charges	80,674	(69,506)
Due to clients	1,647,775	545,621
Due to correspondents	(334,388)	334,388
Income taxes payable	(14,003)	23,598
Net cash provided by operating activities	1,439,775	1,441,665
Investing activities		
Acquisition of short-term deposits	(179,600,000)	(180,000,000)
Redemption of short-term deposits	180,300,000	179,200,000
Net cash provided by (used in) investing activities	700,000	(800,000)
Financing activities		
Dividends paid	(1,350,000)	-
Increase in cash and cash equivalents during the year	789,775	641,665
Cash and cash equivalents – Beginning of year	2,518,230	1,876,565
Cash and cash equivalents – End of year	3,308,005	2,518,230
Supplementary information		
Interest paid	855	647
Income taxes paid	494,197	580,876

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

FINRA Broker Dealer business

Pictet Overseas Inc. (the "company") was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. The company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer with the Securities Exchange Commission. The company is also registered as a broker-dealer in 53 US states and territories. The company's business activities include marketing European and North American trade execution services for equities, fixed income, equity options, foreign exchange and foreign currency foward contracts. The company is an affiliate of Banque Pictet & Cie S.A., "BPSA".

The company is a member of the National Futures Association ("NFA") and is registered with the US Commodity Futures Trading Commission ("CFTC") as an approved Swap firm and Futures Commission Merchant. To date, the company has been inactive as a Futures Commission Merchant.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared and presented in US dollars, which is also the company's functional currency.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Due to and from clients and Due to and from correspondents

The amounts due to and from clients and correspondents represent failed trades pending settlement.

(expressed in US dollars)

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Revenue recognition

Commission revenue earned from commission based services is accounted for on a trade date basis when the service is performed. On its riskless principal trades, the company recognizes a spread on the transaction which is reflected in the statement of income and comprehensive income on trade date or at fair value through net income (FVTNI) for open foreign currency forward contracts.

Agency and principal transactions

The company's main business activity is to offer brokerage services on a delivery versus payment basis. The company does not hold customer funds or securities. The company's product offering includes equities, fixed income, equity options, foreign exchange and foreign currency forward contracts. The company acts as agent when executing client transactions with the exception of fixed income and foreign exchange spot and forward transactions. As agent, the company is acting only in a broker capacity, purchasing or selling the securities against receipt of payment or delivery of stock from the client's custodian.

For fixed income and foreign exchange spot and forward transactions, the company acts as a riskless principal and enters into back to back trades between itself, its counterparty and its client, and earns a spread on the transaction. The company accepts foreign exchange orders and enters into forward contracts on foreign exchange only from clients for whom BPSA is the custodian. The company hedges all of its foreign exchange orders back to back exclusively with BPSA thus eliminating any counterparty credit risk as BPSA acts as both the prime broker and custodian of the client and also as the company's own foreign exchange counterparty.

Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Revenues and expenses denominated in a foreign currency are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of income and comprehensive income

Financial instruments

Financial assets and financial liabilities are recognized when the company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership.

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial condition when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

(expressed in US dollars)

Estimated fair value of financial instruments

The company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

> **Level 1** - Valuations based on quoted prices in active markets for identical assets or liabilities that the company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.
>
> **Level 2** – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> **Level 3** – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The company's short-term deposits are classified as fair value hierarchy level 1 and derivative financial assets as fair value hierarchy level 2.

Financial assets and financial liabilities

Financial assets and liabilities are classified in one the following categories: FTVNI or loans and receivables. Financial liabilities are classified as other.

Financial assets designated at FVTNI comprise short-term deposits and derivative financial instruments. These financial instruments are recorded at fair value, with changes in fair value recorded in net income and comprehensive income for the year.

The company's financial assets include cash and cash equivalents carried at amounts that approximate market value.

3 Recent accounting pronouncements

a) ASU No. 2014-09, No. 2016-08 and No. 2016-20, Revenues from Contracts with Customers (Topic 606)

The FASB and IASB (the Boards) have issued largely converged standards on revenue recognition. ASU No. 2014-09 affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance.

(expressed in US dollars)

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

As a result of the issuance of ASU 2015-14, ASU 2014-09 is effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its financial statements and has not yet determined the method by which they will adopt the standard in 2018.

b) ASU No. 2015-17 – Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB issued ASU No. 2015-17, which require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position.

The amendments apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments.

The amendments are effective for the company's financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of its pending adoption of ASU 2015-17 on its financial statements.

(expressed in US dollars)

c) ASU No. 2016-01 – Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU No. 2016-01, which eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, requires the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation in other comprehensive income of the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the organization has elected to measure the liabilities in accordance with the fair value option, requires the separate presentation of financial assets and financial liabilities by measurement category and for form of financial asset on the balance sheet or the accompanying notes to the financial statements and clarifies that the reporting organization should evaluate the need for a valuation allowance on a deferred tax asset related to available for sale securities in combination with the organization's other deferred tax assets.

ASU 2016-01 is effective in annual periods beginning after December 15, 2018. Earlier adoption is generally not permitted, except for certain specific provisions of ASU 2016-01. The Company is currently evaluating the impact of this guidance; however, it is not expected to have a material impact on the company's financial statements.

d) ASU No. 2016-02 – Leases

In February 2016, the FASB issued ASU No. 2016-02. The ASU requires, among other things, a lessee to recognize assets and liabilities associated with the rights and obligations attributable to most leases but also recognize expenses similar to current lease accounting. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The new guidance must be adopted using a modified retrospective transition and provides for certain practical expedients. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its financial statements.

e) ASU No. 2016-15 – Statement of Cash Flows (Topic 320)

In August 2016, the FASB issued ASU No. 2016-15. The ASU addresses eight specific cash flow issues and clarifies their presentation and classification in the Statement of Cash Flows. The ASU is effective for fiscal years beginning after December 15, 2017 and is to be applied retrospectively with early adoption permitted. The Company is currently evaluating the impact of its pending adoption of ASU 2016-15 on its financial statements.

4 Derivative financial instruments

The Company has reviewed its presentation of derivative financial instruments during the year. As a result, certain derivative financial instruments have been presented gross in the separate financial statements in 2016 and 2015.

Derivative financial instruments are financial contracts that are settled at a future date. The value of such instruments is derived from changes in the value of the underlying assets, interest or exchange rates.

The Company accepts foreign exchange orders from and enters into foreign currency forward contracts with clients. These transactions are riskless principal transactions. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA thus controlling market risk.

(expressed in US dollars)

In all circumstances, BPSA acts as both the prime broker and custodian of the client and also as the company's own foreign exchange counterparty. Therefore, the counterpart credit risk is almost entirely eliminated as BPSA is the company's counterpart for both the derivative asset and liability. These back to back transactions are offset and only the resultant spread is reflected in the statement of financial condition and in the statement of income and comprehensive income.

The fair value of the derivative financial instruments netted in the statement of financial condition (see note 12) is as follows:

				2016
	Latest maturity	**Contract volume $**	**Fair value assets $**	**Fair value liabilities $**
Forward contracts				
Euros (EUR)	June 2017	4,381,617,023	27,000,577	26,885,911
British pounds sterling (GBP)	June 2017	575,106,890	5,813,259	5,788,629
Australian dollars (AUD)	March 2017	32,459,910	496,880	495,967
United States dollars (USD)	September 2017	7,974,837,312	137,928,923	137,670,982
Canadian dollars (CAD)	March 2017	12,354,426	101,656	101,413
Swiss franc (CHF)	June 2017	825,004,498	28,610,761	28,589,309
Total		13,801,380,059	199,952,056	199,532,211

				2015
	Latest maturity	**Contract volume $**	**Fair value assets $**	**Fair value liabilities $**
Forward contracts				
EUR	July 2016	944,661,342	35,830,960	35,727,804
GBP	July 2016	848,623,900	6,881,188	6,858,496
AUD	March 2016	64,254,275	296,447	293,625
New Zealand dollar (NZD)	January 2016	11,991,316	272,560	271,529
USD	July 2016	4,111,557,514	151,358,792	151,116,192
CHF	December 2016	9,627,859,646	14,508,307	14,487,060
Total		15,608,947,993	209,148,254	208,754,706

(expressed in US dollars)

5 Capital stock

Authorized, unlimited as to number

- Class A common shares, voting
- Class B common shares, non-voting
- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

	2016 $	2015 $
2,500,000 Class C preferred shares	2,500,000	2,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	10,000,000	10,000,000

6 Commissions

	2016 $	2015 $
Brokerage commissions	5,171,426	4,936,870
Foreign exchange market	1,854,084	1,580,332
	7,025,510	6,517,202

(expressed in US dollars)

7 Operating expenses

	2016 $	2015 $
Stock exchange and related expenses	834,878	897,748
Information services and subscriptions	722,760	1,369,214
Membership fees	146,119	127,312
Licences and software maintenance	1,018,923	125,622
Loss (gain) on foreign exchange	129,533	(17,362)
	2,852,213	2,502,534

8 General and administrative expenses

	2016 $	2015 $
Management fees	672,669	335,360
Professional and other fees	210,587	383,647
General office expenses	158,844	80,814
Travel, meals & entertainment	50,159	57,579
	1,092,259	857,400

9 Current income taxes

Rate reconciliation: Statutory to effective tax rate

	2016 $	2015 $
Income before income taxes	1,839,238	2,454,988
Income taxes at statutory rate (at 26.9%)	494,755	660,392
Permanent items		
Non-deductible meals	3,684	1,688
Non-deductible interests	547	
Other reconciliation items		
True-up difference from prior years and other	(21,126)	5,031
Provision for income taxes	477,860	667,111

(expressed in US dollars)

10 Agency transactions

Agency transactions that failed to settle on the contracted settlement date are included in the Statement of Financial Condition.

11 Related party transactions and balances

All transactions and balances with related parties are with entities under common ownership.

The balance sheet includes the following related party balances:

	2016 $	2015 $
Assets		
Cash and cash equivalents	46,096	63,529
Accounts receivable	13,979	3,724
Due from correspondents	2,141,006	-
Liabilities		
Accounts payable and accrued charges	28,401	-
Due to correspondents	-	334,388

The statement of income and comprehensive income includes the following related party transactions:

	2016 $	2015 $
Revenue		
Commissions	4,613,302	4,303,056
Expenses		
Personnel	1,610,895	1,053,915
Operating	100,225	186,271
General and administrative	672,669	335,360

The company clears its North American trades through Pictet Canada L.P. and its European and international (with few exceptions) trades through Banque Pictet & Cie SA. Commissions are collected by Pictet Canada L.P. and Banque Pictet & Cie SA at the settlement date and remitted to the company.

During the year, the company paid clearing fees to Pictet Canada L.P. These are included in operating expenses. Similarly, the company paid trade execution fees to Pictet Canada L.P. and Banque Pictet & Cie SA.

The company has entered into a service level agreement with Pictet Canada L.P. Under the terms of this agreement, the company earns commissions for execution services rendered on US equities, options and fixed income.

(expressed in US dollars)

The company has entered into an expense sharing agreement with Pictet Canada L.P. for administrative and accounting services. Under the terms of this agreement, the company reimburses a portion of personnel and general administrative services to Pictet Canada L.P

The company has entered into a service agreement with Pictet & Cie Group SCA. Under the terms of this agreement, the company is invoiced for various services provided by Pictet & Cie Group SCA. The amount paid is included in general and administrative expenses.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

12 Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial condition where the company currently has a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. In the normal course of business, the company enters into various netting agreements or other similar arrangements that do not meet the criteria for offsetting in the statement of financial condition but still allow for the related amounts to be set off in certain circumstances, such as bankruptcy or the termination of the contracts.

Amounts receivable from clients and clearing houses as well as amounts payable to clients and clearing houses are subject to master netting agreements that meet the criteria for statement of financial condition netting.

The following table presents the recognized financial assets, financial liabilities and derivative instruments that are offset, or subject to enforceable master netting arrangements or other similar agreements but not offset, as at December 31, 2016 and 2015, and shows in the "Net amounts" column what the impact would be on the company's statement of financial condition of all set-off rights exercised.

As at December 31, 2016	Gross amount of recognized financial instruments $	Amounts offset $	Net amounts presented in the statement of financial position $
Financial assets			
Derivative financial assets	199,952,056	199,532,211	419,845
Financial liabilities			
Derivative financial liabilities	199,532,211	199,532,211	-

(expressed in US dollars)

As at December 31, 2015	**Gross amount of recognized financial instruments** **$**	**Amounts offset** **$**	**Net amounts presented in the statement of financial position** **$**
Financial assets			
Derivative financial assets	209,148,254	208,754,706	393,548
Financial liabilities			
Derivative financial liabilities	208,754,706	208,754,706	-

13 Financial instruments and risk management

Fair value

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The company's credit risk arises from its short-term deposits, accounts receivable and derivative financial assets. The maximum exposure of the company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2016 **$**	**2015** **$**
Short-term deposits	14,800,000	15,500,000
Accounts receivable	75,675	97,743
Due from clients	54,220	881,428
Due from correspondents	2,141,006	-
Derivative financial assets	419,845	393,548
Maximum exposure	17,490,746	16,872,719

The company's financial instruments are with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligations to be remote.

As of December 31, 2016 and 2015, there was no amount of receivables in default.

(expressed in US dollars)

The company's exposure to credit risk is negligible on principal trades as the company acts as a riskless principal and does not take a position in the security but rather enters into back to back principal trade between itself, its counterparty and its client.

Liquidity risk

Liquidity risk is the risk that the company will be unable to meet a demand for cash or fund its obligations as they come due. The company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that are held with a Canadian chartered bank and have maturities of up to 12 months. The company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to 12 months.

The contractual terms to maturity of the financial liabilities owed by the company as of December 31, 2016 and 2015 are all due within three months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank with maturities of up to 12 months and with BPSA in derivative financial instruments with maturities of up to 12 months.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the company. The company incurs interest rate risk on its cash and cash equivalents and short-term deposits. The company does not hedge its exposure to interest rates risk as it is minimal.

The following table summarizes the financial instruments and their fair values as of December 31, 2016:

Financial Instruments	Fair Value $	Interest Rate %
Cash and cash equivalents	3,308,005	-
Short-term deposits	14,800,000	0.44

As of December 31, 2016, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase or decrease of $148,000 respectively in net income.

(expressed in US dollars)

The following table summarizes the financial instruments and their fair values as of December 31, 2015:

Financial Instruments	Fair Value $	Interest Rate %
Cash and cash equivalents	2,518,230	-
Short-term deposits	15,500,000	0.12

As of December 31, 2015, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase or decrease of $155,000 respectively in net income.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2016 are as follows:

	EUR	CA$	Other
Cash and cash equivalents	51,026	87,026	40,106
Accounts receivable	3,640	50,408	871
Due from clients	506		
Derivative financial assets	114,666	243	46,995
Accounts payable and accrued charges		(21,813)	-
Due to correspondents	(506)		
Income taxes payable		(9,595)	-
	169,332	106,269	87,972

Based on the above net exposures as of December 31, 2016 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $5,313 respectively in net income.

(expressed in US dollars)

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2015 are as follows:

	GBP	CA$	Other
Cash and cash equivalents	10,805	146,883	86,734
Accounts receivable	371	39,140	3,403
Due from clients	244,118	-	-
Income Taxes receivables	-	5,124	-
Derivative financial assets	21,247	-	128,255
Accounts payable and accrued charges	-	(39,955)	-
Due to clients	(545,621)	-	-
Income taxes payable	-	(23,598)	-
	(269,080)	127,594	218,392

Based on the above net exposures as of December 31, 2015 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $6,380 respectively in net income.

14 Capital management

The company's capital comprises capital stock and retained income.

As a member of FINRA and the NFA, the company is subject to a minimum net capital requirement of $1,000,000 and a requirement that "aggregate indebtedness" not exceed 1,500% of "net capital".

The company's management monitors the capital of the company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the company may issue additional shares or pay out dividends. On a weekly basis, the company documents its monitoring of excess net capital and compares the current balance to the projected capital and prior weeks' amounts.

The company does not hold client funds. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In 2016, the company continued unchanged its 2015 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. As of December 31, 2016, the company's aggregate indebtedness and net capital were $2,488,833 and $17,266,098 respectively (2015 - $1,108,775 and $17,694,451 respectively), giving a result of 14.4% (2015 – 6.3%).

(expressed in US dollars)

15 Commitments and Contingencies

The company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the company only discloses the contingency. As at December 31, 2016, no contingencies existed (December 31, 2015: None).

February 27, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

The report on our audit of the financial statements of Pictet Overseas Inc. (the "Company") as of December 31, 2016 and for the year then ended appears on page 2 of this document. The computation of a Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (Schedule 1) is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Pictet Overseas Inc.
Schedule of Computation of Net Capital
As of December 31, 2016

(expressed in US dollars)

	2016	2015 $
Net Capital		
Capital stock	10,000,000	10,000,000
Retained earnings	8,476,153	8,464,775
	18,476,153	18,464,775
Accounts receivable (non-allowable portion)	72,350	97,225
Prepaid expenses	166,235	177,477
Income taxes recoverable	-	5,124
Derivative financial assets	419,845	393,548
Haircut on foreign currency	12,028	17,021
Haircut on short-term investments	-	-
Haircut on failed trades	539,597	79,929
	1,210,055	770,324
	17,266,098	17,694,451
Aggregate indebtedness		
Accounts payable and accrued charges	285,842	205,168
Due to clients	2,193,396	545,621
Due to correspondents	-	334,388
Income taxes payable	9,595	23,598
	2,488,833	1,108,775
Aggregate indebtedness as percentage of net capital	14.4%	6.3%

Statement pursuant to paragraph d(4) of Rule 17a-5

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the company's unaudited December 31, 2016 FOCUS Report as originally filed on January 26, 2017 and amended and resubmitted on February 27, 2017.

February 27, 2017

To the Board of Directors of
Pictet Overseas Inc.

In planning and performing our audit of the financial statements of Pictet Overseas Inc. (the "Company") as of and for the year ended December 31, 2016, in accordance with the standards of the Public Company Accounting Oversight Board (United States),we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)
- Determining compliance with the exemptive provisions of Rule 15c3-3
- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

pwc

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2016 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Partnership of Chartered Professional Accountants

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity
December 31, 2016
(expressed in US dollars)

February 27, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

We have audited the accompanying statement of Changes in Shareholder's Equity of Pictet Overseas Inc. (the "Company") for the year ended December 31, 2016. The statement of Changes in Shareholder's Equity is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of Changes in Shareholder's Equity based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of Changes in Shareholder's Equity is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of Changes in Shareholder's Equity. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of Changes in Shareholder's Equity presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of Changes in Shareholder's Equity referred to above present fairly, in all material respects, the Changes in Shareholder's Equity of Pictet Overseas Inc. for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity
For the year ended December 31, 2016

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2014	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	6,676,898	16,676,898
Net income for the year	-	-	-	-	-	-	1,787,877	1,787,877
Balance as at December 31, 2015	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	8,464,775	18,464,775
Net income for the year	-	-	-	-	-	-	1,361,378	1,361,378
Dividends paid to Class A shares	-	-	-	-	-	-	(1,350,000)	(1,350,000)
Balance as at December 31, 2016	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	8,476,153	18,476,153

pwc

February 27, 2017

Report of Independent Accountants

To the Shareholder of Pictet Overseas Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Pictet Overseas Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") solely to assist the specified parties in evaluating Pictet Overseas Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7 during the year ended December 31, 2016. Management is responsible for Pictet Overseas Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 21st, 2017 in the amount of $9,069 ($20 bank fee) and February 24th, 2017 in the amount of $9,693 ($20 bank fee) from RBC account number USD 407-266-6. No differences were noted.

2. Compared the Total Revenue amount reported on page 7, line 12 of the Form X-17A-5 (FOCUS report) submitted for each quarter of 2016 to the Total revenue amount of $7,489,637 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016. A difference of $22,414 with the revenue from the financial statements which related to the gain on trade errors and gain/loss on FCM test trade which are included in expenses.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. No adjustments reported on page 2, items 2b.
    b. Adjustment on 2c.9.i of $855 due to interest expense.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $7,488,782 and $18,722 respectively of the Form SIPC-7. No differences noted.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2016 on which it was originally computed. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Pictet Overseas Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31 , 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047285 FINRA DEC
PICTET OVERSEAS INC
1000 DE LA GAUCHETIERE W STE 3100
MONTREAL QUEBEC H3B 4W5
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 18,722

B. Less payment made with SIPC-6 filed (exclude interest) (9,049)

July 21, 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,673

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,673

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pictet Overseas Inc.
(Name of Corporation, Partnership or other organization)

Edite Das Neves Edite Das Neves
(Authorized Signature)

Vice President
(Title)

Dated the 21 day of February , 20 17 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1st, 20 16
and ending December 31st, 20 16
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,489,637
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 855	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	855
Total deductions	855
2d. SIPC Net Operating Revenues	$ 7,488,782
2e. General Assessment @ .0025	$ 18,722

(to page 1, line 2.A.)

pwc

February 27, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

We have reviewed Pictet Overseas Inc.'s (the "Company") assertions, included in the accompanying Pictet Overseas Inc Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period from January 1, 2016 to December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period from January 1, 2016 to December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

1000 de la Gauchetière West
Suite 3100
Montreal, Quebec H3B 4W5
Canada

Tel. 514 288 8161
Fax 514 288 5472

Toll free 1 800 561 6286

Pictet Overseas Inc.

PICTET
1805

February 27, 2017

Pictet Overseas Inc. – Exemption Report

Pictet Overseas Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CF.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 D.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company state4s the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3; (k)(2)(i);

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2016 without exception .

On behalf of Pictet Overseas Inc.

We David Parsons and Mary Zavitsanos affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

David Parsons
Executive Vice President

Mary Zavitsanos, CPA, CA
Senior Vice President